

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-mail</u>
Timothy C. Huffmyer
Vice President, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055

> **Re: Black Box Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed May 21, 2012**
> **Form 10-Q for the Quarterly Period Ended September 29, 2012**
> **Filed November 7, 2012**
> **File No. 000-18706**

Dear Mr. Huffmyer:

We have reviewed your letter dated November 21, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 8, 2012.

<u>Form 10-K for the Fiscal Year Ended March 31, 2012</u>

<u>Business</u>

<u>Backlog, page 4</u>

1.   We note your response to prior comment 1. While we acknowledge that your disclosure may provide meaningful supplemental disclosure, Item 101(c)(1)(viii) of Regulation S-K requires the disclosure of the dollar amount of orders and contracts considered to be firm, regardless of timing for completion, and the amount of orders and contracts expected to be completed within the next 12 months. In future filings, please disclose the total dollar

amount of orders and contracts considered to be firm and the amount of orders and contracts expected to be completed within the next 12 months. If you believe that there is not a material difference between what you currently disclose and the total backlog as defined in Item 101, please include such disclosure in future filings. As part of your response, please quantify for us the total dollar amount of orders and contracts considered to be firm as of March 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 22

2.   Your response to prior comment 4 indicates that the company's weighted-average cost of capital ("WACC") in North America increased from 9.9% for the annual impairment analysis at October 1, 2010 to 11.0% (the highest level in ten years) at October 1, 2011 as a result of fluctuations of multiple components within the WACC. Please describe for us in greater detail the significant contributors to the increased WACC and the underlying reasons for such fluctuations. As part of your response, please clarify for us the significant factors that are and are not readily available to the company on an interim-basis for monitoring the company's WACC.

3.   In your response to prior comment 4 you state that the decreases in unlevered net income were primarily the result of competitive market conditions. In your Q3 2012 earnings conference call on January 31, 2012, management estimated that approximately 75% of the impairment charge can be allocated to acquisitions made prior to 2003, which were primarily focused on acquisitions in your data infrastructure business. However, we note that in your October 1, 2011 Form 10-Q you disclose increases in revenue and gross profit for data infrastructure for the 3- and 6-months ended October 1, 2011. Please describe for us in greater detail the specific changes in competitive market conditions, such as by customer type and/or product offerings, which resulted in decreases in your forecasted unlevered net income as of the Fiscal 2012 annual goodwill impairment analysis. As part of your response, please explain to us how the disclosures in the October 1, 2011 Form 10-Q were reflective of the decline in forecasted results for the data infrastructure business which appear to have contributed to the goodwill impairment.

4.   In your response to prior comment 4 you describe your interim monitoring in a general sense and indicate that during the interim period from October 2, 2010 to October 1, 2011, the company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment. We note that in both your Q1 2012 and Q2 2012 earnings releases, management lowered the forecasted revenue and operating earnings per share ranges for Fiscal 2012. Please provide us with a summary of the actual results of your interim monitoring for each reporting period

during this period, including the quarterly updates to your profitability forecasts, and compare those forecasts to those used in your FY 2011 impairment test.

5.	In your response to prior comment 6 you indicate that the operating projections are developed at the branch level (*i.e.,* the level of the company which produces revenues and/or incurs expense), which are then aggregated into your operating segments. In your Q3 2012 earnings conference call on January 31, 2012, management estimated that approximately 75% of the impairment charge can be allocated to acquisitions made prior to 2003, which were primarily focused on acquisitions in your data infrastructure business. Please tell us what the branches are within the North America and Europe reporting units. Tell us whether you believe these branches are components and if so, demonstrate how these components have similar economic characteristics. Please refer to ASC 350-20-35-33 through 35-46.

6.	In your response to prior comment 5 you assert that an increase in WACC or a decrease in profitability, by themselves, would not have produced a deficit in North America. Considering that in both your Q1 2012 and Q2 2012 earnings releases, management lowered the forecasted revenue and operating earnings per share ranges for Fiscal 2012 please tell us how your MD&A disclosures in your October 1, 2011 Form 10-Q adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 17: Segment Reporting, page 52

7.	We note your response to prior comment 10 that you consider the underlying agencies and departments of federal, state and local governments as your customers. ASC 280-10-50-42 indicates that a group of entities under common control shall be considered as a single customer, and the federal government, a state government, a local government, or a foreign government each shall be considered as a single customer. Please tell us the amount of revenues attributable to the U.S. federal government, its departments and agencies in the aggregate for the periods presented. If revenues attributable to the U.S. federal government as a single customer are greater than 10% of your total revenue, please confirm that you will provide the required disclosure in future filings.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 4: Goodwill, page 8

8.   In your response to prior comment 11 you state that during the interim period from October 1, 2011 to September 28, 2012, the company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment. Please provide us with an analysis that supports this conclusion. In this regard, we note that the revenues and operating income for the North America and Europe segments has declined for the six month period ended September 30, 2012 as compared to the six month period ended September 30, 2011 and your disclosures on page 33 of your Form 10-K indicate that your goodwill impairment assessment uses data as of the second quarter of your fiscal year. Please provide us with a summary of the actual results of your interim monitoring for each reporting period during this period, including the quarterly updates to your profitability forecasts, and compare those forecasts to those used in your FY 2012 impairment test.

9.   You indicate in your response that for interim monitoring the company's WACC is held constant because it is computed at a point in time and includes many economic and industrial factors that are not readily available to the company and can fluctuate significantly. We note from management statements on earnings conference calls, that the company's the incremental borrowing rate increased from 1.1% at the Q2 2012 earnings call on November 1, 2011 to 1.7% at the Q2 2012 earnings call held on October 30, 2012. Please describe for us what consideration was given to adjusting the company's WACC on an interim basis for factors that the company was aware of.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief